# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Once Upon a Farm, PBC, CIK 0001696556
CUSIP: 68237F108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, California (CA), 94702
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002022077

## Reporting persons
- S2G Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,642,446; shared voting power 0; sole dispositive power 5,642,446; shared dispositive power 0; aggregate amount beneficially owned 5,642,446 (14% of the class)
  Comment: The percentage shown in Box 11 is based on 40,231,814 shares of Common Stock outstanding (on an as converted bases) on January 6, 2026 as reported in Amendment No. 2 to the Issuer's S-1 Regisgtration Statement filed with the Securities and Exchange Commission on January 28, 2026.

## Item 1. Issuer
Name of issuer: Once Upon a Farm, PBC
Address of issuer's principal executive offices: 950 Gilman Street, Suite 100, Berkeley, CA 94702

## Item 2. Person Filing
Name of person filing: S2G Investments, LLC
Address of principal business office or, if none, residence: 210 N. Carpenter St., Floor 8, Chicago, IL 60607
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,642,446
Percent of class: 14.0%
Sole power to vote or to direct the vote: 5,642,446
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,642,446
Shared power to dispose or to direct the disposition: 5,642,446

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S2G Investments, LLC: /s/ Sanjeev Krishnan, Sanjeev Krishnan, Managing Partner (02/11/2026)